UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full title of the plan)

The Gorman-Rupp Company	600 South Airport Road	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
***********
The Exhibit Index is located on Page 17

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits- December 31, 2010 and 2009

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2010

3)	Schedule of Assets (Held at End of Year)
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
Supplemental Schedules
The Gorman-Rupp Company 401(k) Plan
December 31, 2010 and 2009, and Year Ended
December 31, 2010
With Report of Independent Registered Public
Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
December 31, 2010 and 2009, and
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors

The Gorman-Rupp Company
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 29, 2011	/s/ Ernst & Young LLP
Cleveland, Ohio

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments	$42,660,638	$36,957,722

Receivables:
Notes receivable from participants	1,070,092	997,116

Net assets available for benefits, at fair value	43,730,730	37,954,838
Adjustment from fair value to contract value for fully benefit-responsive investment contract	63,744	209,855

Net assets available for benefits	$43,794,474	$38,164,693

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment income:
Net appreciation in fair value of investments	$4,526,460
Interest and dividends	660,114

5,186,574

Interest income on notes receivable from participants	43,440

Contributions
Participants	2,459,595
Employer	699,010
Rollovers	58,962

Total contributions	3,217,567

Total additions	8,447,581

Deductions
Benefits paid to participants	2,817,800

Net increase	5,629,781

Net assets available for benefits:
Beginning of year	38,164,693

End of year	$43,794,474

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009, and
Year Ended December 31, 2010
1. Description of the Plan
The following description of The Gorman—Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman—Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan (including the employer contributions which are invested in the Gorman-Rupp Stock Fund), based on the value of their account on the immediately preceding valuation date.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.
Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2010 and 2009 were $16,195 and $10,829, respectively.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. As ASU 2010-06 only affects fair value disclosure, it did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued and unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock and money market fund are valued at its quoted market price as of the last business day of the Plan’s year.
In accordance with ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from corroborated by observable market data by correlation or other means
•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Gorman-Rupp Stable Value Fund is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as with the sale of a business, may result in a distribution at other than contract value.
The contract value of the investment contracts at December 31, 2010 and 2009 was $5,591,537 and $4,371,983, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contract at December 31, 2010 and 2009 was $5,527,793 and $4,162,128, respectively. The net average yield was approximately 2.16% and 2.82% in 2010 and 2009, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer, but cannot be less than zero and was approximately 2.64% and 3.18% at December 31, 2010 and 2009, respectively.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
3. Investments
During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net
Appreciation
in Fair
Value of
Investments

Common stock	$2,132,782
Shares of registered investment companies	2,247,567
Pooled separate account	146,111

$4,526,460

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2010	2009

The Gorman-Rupp Company common stock	$14,163,419	$12,825,502
The Gorman-Rupp Stable Value Fund	5,527,793	4,162,128
4. Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The market approach was generally applied to determine fair value of the applicable Plan assets. This method uses pricing and other information generated by market transactions for identical or comparable assets.
The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the plan.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurement (continued)
Fair value for Level 1 is based upon quoted market prices of common stock, money market, and mutual funds. Fair value for Level 2 is based on the unit values of the pooled separate account, which is not traded in an active market. Unit values are determined by dividing the net asset value (NAV) by the total units held by the Plan at year-end.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

The Gorman-Rupp Company common stock	$14,163,419	$—	$—	$14,163,419
Mutual Funds:
U.S. equities	13,692,774	—	—	13,692,774
International equities	2,899,016	—	—	2,899,016
Fixed Income	6,223,375	—	—	6,223,375
Money Market Fund	154,261	—	—	154,261
Pooled Separate Account (1)	—	5,527,793	—	5,527,793

Total assets at fair value	$37,132,845	$5,527,793	$—	$42,660,638

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

The Gorman-Rupp Company common stock	$12,825,502	$—	$—	$12,825,502
Mutual Funds:
U.S. equities	12,017,039	—	—	12,017,039
International equities	2,566,218	—	—	2,566,218
Fixed Income	5,384,660	—	—	5,384,660
Money market fund	2,175	—	—	2,175
Pooled Separate Account (1)	—	4,162,128	—	4,162,128

Total assets at fair value	$32,795,594	$4,162,128	$—	$36,957,722

(1)	These pooled funds seek a high level of income, primarily investing in fixed-income investments.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
5. Administrative Costs
Fees for legal, accounting, and other services rendered to the Plan are paid by the Company.
6. Concentration of Credit Risk
The Plan has investments in The Gorman-Rupp Company common stock of $14,163,419 or 32.3% of net assets available for benefits as of December 31, 2010. The Plan invests in various investment securities.
Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$43,794,474	$38,164,693
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(63,744)	(209,855)

Net assets available for benefits per Form 5500	$43,730,730	$37,954,838

The following is a reconciliation of total investment income from the financial statements to the Form 5500:

December 31,
2010
Net investment gain from investments as reported in the financial statements	$5,230,014
Adjustments from fair value to contract value for fully benefit-responsive investment contract	146,111

Net gain from investments per Form 5500	$5,376,125

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990                    Plan #005
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,	Current
Lessor, or Similar Party	or Maturity Value	Value

The Gorman-Rupp Company Common Stock*	438,224.586 shares	$14,163,419
American Cap Income Builder R4	1,495.709 shares	74,651
American Cap World Bond R3	27,868.837 shares	568,246
American EuroPacific Growth R3	22,377.713 shares	909,206
American Wash Mutual Inv Fd R3	35,295.778 shares	955,104
Columbia Small Cap Val Fund A	10,755.048 shares	481,504
Davis New York Venture Fund A	20,003.101 shares	686,906
Fid Advisor Diversified Intl A	36,152.875 shares	579,892
Fid Advisor Inflat Prot Bond A	110,181.367 shares	1,277,002
Fid Advisor Intl Sm Cap Opp A	26,340.070 shares	271,566
Fid Advisor Leveraged Co Stk A	23,714.821 shares	816,027
Fid Advisor New Insights A	33,488.272 shares	668,426
Fid Advisor Real Estate Fund A	15,140.117 shares	248,298
Fid Advisor Small Cap Fund A	36,218.624 shares	913,072
Fid Advisor Value Strategies A	14,884.061 shares	372,102
Franklin Income Fund A	855,023.049 shares	1,863,950
Franklin Mutual Shares Class A	36,778.285 shares	759,104
Lord Abbett Affiliated Fund A	6,476.440 shares	74,997
Lord Abbett Mid Cap Value A	26,982.494 shares	443,592
Lord Abbett Small Cap Blend A	26,684.971 shares	404,811
MainStay High Yield Corp Bond A	69,000.483 shares	406,413
Mainstay Money Market Fund A	154,261.880 shares	154,261
The Gorman-Rupp Stable Value Fund		5,527,793
Oppenheimer Global Fund A	9,177.925 shares	554,071
Oppenheimer Value Fund A	63,796.751 shares	1,392,683
PIMCO Low Duration Fund (Adm)	2,228.330 shares	23,152
PIMCO Total Return Fund A	93,730.112 shares	1,016,972
Royce Value Fund (Serv)	33,587.833 shares	424,886
RS Partners Fund A	11,679.663 shares	386,480
T Rowe Price Capital Apprec Fund	14,295.885 shares	290,349

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990                    Plan #005
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (continued)

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,	Current
Lessor, or Similar Party	or Maturity Value	Value

T Rowe Price Inflation Prot Bond	10,325.113 shares	123,695
T Rowe Price New Era Fund	10,814.931 shares	564,107
Templeton Foreign Fund	76,327.312 shares	532,765
Templeton Global Bond Fund Adv	13,631.316 shares	184,841
BlackRock LifePath Retire Inst	67,749.344 shares	782,505
BlackRock LifePath 2020 Inst	123,028.783 shares	1,958,618
BlackRock LifePath 2030 Inst	71,574.846 shares	1,047,140
BlackRock LifePath 2040 Inst	36,191.481 shares	643,485
BlackRock LifePath 2050 Inst	94.157 shares	1,750
Invesco Gold & Precious Metals	5,674.140 shares	61,281
Eaton Vance Greater India A	126.173 shares	3,559
Templeton China World Fund A	1,203.733 shares	47,957
Loans to participants*	At interest rates ranging from 3.25% to 8.25% with maturity dates through 2016	1,070,092

		$43,730,730

*	Indicates party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN
	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 29, 2011	By:	/s/ Jeffrey S. Gorman
Jeffrey S. Gorman, Committee Member

Date: June 29, 2011	By:	/s/ Wayne L. Knabel
Wayne L. Knabel, Committee Member

Date: June 29, 2011	By:	/s/ David P. Emmens
David P. Emmens, Committee Member

Date: June 29, 2011	By:	/s/ Lee A. Wilkins
Lee A. Wilkins, Committee Member

Date: June 29, 2011	By:	/s/ Ronald D. Pittenger
Ronald D. Pittenger, Committee Member

EXHIBIT INDEX

Exhibit		Pagination by Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	17